UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

Mail Stop 4561

April 3, 2009

Matthew A. Packey
Senior Vice President and
Chief Financial Officer
Tree.com, Inc.
11115 Rushmore Drive
Charlotte, North Carolina 28277

RE:         Tree.com, Inc.
Item 4.01 Form 8-K Filed March 25, 2009
File No. 1-34063

Dear Mr. Packey:

We have reviewed your Form 8-K and have the following comments. In our comments we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed March 25, 2009

Item 4.01 Changes In Registrant’s Certifying Accountant

(b) Engagement of new registered public accounting firm

1.                                       Revise the last sentence of the discussion to encompass the subsequent interim period prior to engaging Deloitte & Touche LLP. Refer to Item 304 (a)(2) of Regulation S-K.

Item 9.01 Financial Statements and Exhibits

(d) Exhibit

2.                                       Provide a new letter of the former accountants that addresses the revised disclosure. In particular, the letter should address the second paragraph regarding the dismissal date.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 if you have questions.

Sincerely,

/s/ Chris Harley
Chris Harley
Staff Accountant

11115 Rushmore Drive, Charlotte, North Carolina 28277

April 6, 2009

VIA EDGAR

Ms. Chris Harley
Staff Accountant
Mail Stop 4561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Tree.com, Inc. Current Report on Form 8-K dated March 19, 2009 Filed March 25, 2009 File No. 001-34063

Dear Ms. Harley:

Tree.com, Inc. (the “Company”) has the following responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 3, 2009, with respect to the above referenced filing.  We have included these responses in the Current Report on Form 8-K/A, filed herewith (the “Form 8-K/A”).

For your convenience of reference, we have included the Staff’s comments below in bold text with the Company’s corresponding responses to such comments.

Form 8-K filed March 25, 2009

Item 4.01 Changes In Registrant’s Certifying Accountant

(b) Engagement of new registered public accounting firm

l.                                         Revise the last sentence of the discussion to encompass the subsequent interim period prior to engaging Deloitte & Touche LLP.  Refer to Item 304 (a)(2) of Regulation S-K.

In the Form 8-K/A, the Company has revised the last sentence of the discussion to encompass the subsequent interim period (through March 19, 2009) prior to engaging Deloitte & Touche LLP.

Item 9.01 Financial Statements and Exhibits

(d) Exhibit

2.                                      Provide a new letter of the former accountants that addresses the revised disclosure.  In particular, the letter should address the second paragraph regarding the dismissal date.

In the Form 8-K/A, the Company added a sentence to the third paragraph stating that Ernst & Young LLP (E&Y”) was notified of its dismissal on March 19, 2009.  E&Y issued a new letter confirming their agreement with the statements in the third and fourth paragraphs of the Form 8-K/A (which now includes the date of their dismissal).  E&Y’s new letter, dated April 6, 2009, is attached as Exhibit 16.1 to the Form 8-K/A.

*                                         *                                         *

The Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  comments from the Staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact me at 704.943.8942.

Very truly yours,

/s/ Jacqueline Jarvis Jones

Jacqueline Jarvis Jones

cc:	Matthew A. Packey

Irv Bisnov (Deloitte & Touche LLP)
Keith D. Lupton (Ernst & Young LLP)